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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68982

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 03/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brasil Plural Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Madison Avenue, 8th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mubarak Ahmed (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Pedrosa Sousa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brasil Plural Securities LLC, as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO, CCO

Title

Notary Public

RALPH RODRIGUEZ
Notary Public - State of New York
NO: 01RO6244293
Qualified in Richmond County
My Commission Expires: 07/25/2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brasil Plural Securities, LLC

Financial Statements and Supplementary Schedules
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
For the Period January 1, 2020 to March 31, 2021

Brasil Plural Securities, LLC

For the Period January 1, 2020 to March 31, 2021

Table of Contents

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Brasil Plural Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brasil Plural Securities LLC as of March 31, 2021, the related statements of operations, changes in members' capital, and cash flows for the fiscal year January 1, 2020 through March 31, 2021, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Brasil Plural Securities LLC as of March 31, 2021, and the results of its operations and its cash flows for the fiscal year January 1, 2020 through March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Brasil Plural Securities LLC's management. Our responsibility is to express an opinion on Brasil Plural Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brasil Plural Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Brasil Plural Securities LLC's financial statements. The supplemental information is the responsibility of Brasil Plural Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Brasil Plural Securities LLC's auditor since 2019.

Michael Coglianese CPA, P.C.

Bloomingdale, IL

May 27, 2021

Brasil Plural Securities, LLC

Statement of Financial Condition
As of March 31, 2021

ASSETS		
Cash	$	2,022,369
Accounts Receivable		1,066,787
Receivable from Clearing Brokers		3,085,618
Securities at Fair Value		118,701
Capitalized Lease		347,102
Prepaid Expenses and Other Assets		46,942
TOTAL ASSETS	$	6,687,519
LIABILITIES AND MEMBER'S CAPITAL		
LIABILITIES		
Capitalized Lease Liability	$	347,102
Accounts payable and accrued expenses		683,628
TOTAL LIABILITES	$	1,030,730
MEMBER'S CAPITAL		
Contributions		4,409,848
Additional Paid in Capital		(187,142)
Retained Earnings		1,434,083
TOTAL EQUITY	$	5,656,789
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	6,687,519

The accompanying notes are an integral part of these financial statements.

Brasil Plural Securities, LLC

Statement of Income

For the Period January 1, 2020 to March 31, 2021

REVENUE:	
Commissions	$ 7,591,068
Consulting Income	1,301,399
Trading Income	5,269,990
Fee Income	93,717
Other Income	22,962
Total Revenue	14,279,136
OPERATING EXPENSES:	
Salaries Expense	1,263,331
Commission Expense	2,097,326
Clearing Expense	1,374,144
Technology, Communications & Data Expense	2,013,854
Occupancy and Equipment	452,179
Regulatory fees and expenses	27,804
Professional fees	1,953,903
Other expenses	749,948
Total Expenses	9,932,489
NET INCOME	$ 4,346,647

The accompanying notes are an integral part of these financial statements.

Brasil Plural Securities, LLC

Statement of Changes in Members' Capital
For the Period January 1, 2020 to March 31, 2021

CAPITAL, JANUARY 1, 2020	$	1,723,284
Capital distributions		(413,142)
Net income		4,346,647
CAPITAL, March 31, 2021	$	5,656,789

The accompanying notes are an integral part of these financial statements.

Brasil Plural Securities, LLC

Statement of Cash Flows

For the Period January 1, 2020 to March 31, 2021

OPERATING ACTIVITIES:	
Net income	$ 4,346,647
Depreciation Expense	1,413
Provision for losses on Accounts Receivable	8,338
Adjustments to reconcile net income to net cash provided by operating activities:	
Net change in operating assets:	
Decrease in prepaid expenses	39,236
Increase in accounts receivable	(996,687)
Decrease in Deposits from Clearing Brokers	221,151
Increase in Receivables from Clearing Brokers	(2,360,712)
Decrease in Firm Positions	110,088
Decrease in Receivables from Affliates	49,853
Decrease in Right of Use Asset	322,081
Net change in operating liabilities:	
Decrease in Right of Use Liability	(322,081)
Increase in accounts payable and accrued expenses	366,509
Net Cash Provided by Operating Activities	1,785,836
INVESTING ACTIVITIES:	
Purchases of Long Term Investments	(8,613)
Net Cash Provided by Investing Activities	(8,613)
FINANCING ACTIVITIES:	
Capital Withdrawal	(413,142)
Net Cash Provided by Financing Activities	(413,142)
NET INCREASE IN CASH	1,364,081
CASH AT BEGINNING OF PERIOD	658,288
CASH AT END OF PERIOD	$ 2,022,369

Supplemental disclosure of cash flow information

Cash paid during the year for interest $ 0

Income tax payments $ 0

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Brasil Plural Securities LLC (the "Company"), formerly known as PKBR Securities LLC through September 6, 2012, is a New York City based broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was organized as a Delaware Limited Liability Company on September 9, 2011. Its sole equity Member is Brasil Plural Holdings LLC (the "Member"). The Company's principal activity is to provide executions to institutional investors wishing to invest in the Brazilian marketplace, as well as to provide execution in various Latin American and U.S.-based equity and fixed income markets. The Company expects income revenue from commissions earned trading securities in the referenced countries as well as from quality research distributed by its chaperoned foreign broker-dealers. The Company participates as a securities broker-dealer in riskless principal transactions. The Company is also engaged in proprietary trading, and retail trading. The Company does not carry customer margin, nor cash accounts, and has fully-disclosed clearing relationships with Interactive Brokers, Pershing and its affiliate, Genial Institucional Corretora de Câmbio, Títulose Valores Mobiliários S.A. ("CCTVM"). The Company also introduces securities transactions to other broker-dealers with execution capabilities in select markets. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to balance-sheet risk.

2. Summary of Significant Accounting Policies

Basis of Presentation -The Company follows accounting principles generally accepted in the United States of America ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows. The financial statements have been prepared on the accrual basis of accounting in conformity with GAAP. The Company's functional currency is the U.S. dollar.

Right of Use Assets - Operating lease right of use assets are stated at cost less accumulated depreciation, amortization and impairment. The Company has an operating leases in the US with an imputed annual interest rate of 6%. The terms of the first lease are 42 months commencing on January 1, 2019 and ending on June 30, 2022. The lease requires the company to maintain a security deposit of approximately $24,000. The Company recorded a right-of-use asset of approximately $347,000 and a corresponding lease liability of approximately $347,000 on the Company's statement of financial condition.

Credit Risk - The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash. At March 31, 2021, amounts in excess of insured limits were $1,772,369.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Revenue from contracts with customers is composed of consulting income and fee income. This revenue is recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in reimbursed expenses. The Company never receives amounts in advance of the execution services. At March 31, 2021, there was no deferred revenue.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes - The Company is a single member, limited liability company and is therefore a disregarded entity for tax purposes. The Parent Company, the sole member of the Company, files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions inclusive of the Company's assets, liabilities, income and expenses. The Parent Company is a limited liability company electing to be treated as a C-corp for tax purposes. Accordingly, no provision has been made for U.S. federal or New York State income taxes since, as a partnership, taxable income or losses are reported by the partners. No provision has been made for the New York City unincorporated business tax liability, attributed to the Company, which is payable by the Holding Company, its sole member, responsible for these taxes.

3. Fair Value Measurements of Securities

Fair Value Measurements - United States generally accepted accounting principles ("GAAP") requires certain financial assets and liabilities to be measured at fair value. GAAP defines fair value, provides guidance for measuring fair value, requires certain disclosures and discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). GAAP also provides for a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: *Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities .*

Level 2: *Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.*

Level3: *Unobservable inputs that reflect management's own assumptions.*

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at March 31, 2021:

	Fair Value Measurement at March 31, 2021			
Description	**Total**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Un-observable Inputs (Level 3)**
Corporate Bonds	$ 118,701	$ -	$ 118,701	$ -

As of March 31, 2021 all investments held by the Company were Level 2 investments. There were no transfers in/out of level 2 for the period January 1, 2020 through March 31, 2021.

4. Revenue from Contracts with Customers

Commissions: The Company engages in fixed income and equities securities sales activity, on behalf of its institutional and retail customers, and earns commission revenue. The Company recognizes revenue as of trade date as securities transactions occur. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. The Company has commission sharing agreements with certain clients in which a portion of commission revenues earned are rebated back to the clients that introduced the securities activity. Commission revenues associated with these agreements are recorded at gross, and the related expenses are recorded at the time revenue is recorded.

Consulting income : The Company provides consulting services for High Frequency Trading firms. The Company offers consulting services related to systems implementation and support for various financial intermediaries pursuant to the customer agreements. Consulting is recognized over time using the time-elapsed method as the Company determined that the customer simultaneously receives and consumes the benefits of the services as they are provided. Invoices are issued and receivables are recorded on a monthly basis in agreement with the terms of the contracts.

Fee income : The Company distributes to Major Institutional Investors, as defined in Rule 15a-6, research prepared by former affiliated company Genial Institucional CCTVM, broker dealer registered in Brazil. At the time research is provided, the Company does not know the amount the customer will elect to pay the Company for the services provided. Therefore, a contractual arrangement only exists once services are provided, and the customer notifies the Company its intention to pay a certain amount. Revenue is recognized at the point in time on the date the notification is received from the customer as the transaction price is determined, and a receivable is recorded. The Company also provides 15a-6 chaperoning and clear through services for Wood and Company. Wood and Company introduces order flow and research distribution through the Company. Broker affiliation fee is recognized over time using the time-elapsed method as the Company determined that the customer simultaneously receives and consumes the benefits of the services as they are provided. As part of the agreement, costs incurred by the Company on behalf of Wood and Company are reimbursable. Invoices for revenues and reimbursable costs are issued and receivables are recorded on a monthly basis in agreement with the terms of the contract. The company also provides similar arrangement for Intermonte Spa – an Italian broker- dealer firm based in Milan that provides Institutional investor access to Italy via the Company.

Trading Income:
The Company participates as a securities broker-dealer in riskless principal transactions, and also engaged in proprietary trading, and retail trading.

Other Income:
The Company also received income from collecting interest on cash balances.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2021, The Company had net capital of $4,349,033 which was $4,099,033 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 24%.

6. Employee Benefit Plans
The company has a defined contribution profit-sharing plan that covers substantially all full-time employees and provides for discretionary annual contributions based upon a percent of compensation paid. The Company did not make any contributions to the plan for the year ended March 31, 2021.

7. Indemnifications

In the normal course of its business, The Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, The Company. The maximum potential amount of future payments that The Company could be required to make under these indemnifications cannot be estimated. However, The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that The Company could be required to make under these indemnifications cannot be estimated. However, The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

8. COVID -19

Management has considered the consequences of COVID-19, and other events and conditions, and it has determined that they do not create a material uncertainty that casts signification doubt upon the Company's ability to continue as a going concern.

The impact of COVID-19 on future performance and therefore on the measurement of some assets and liabilities or on liquidity might be significant and might therefore require disclosure in the financial statements, but management has determined that they do not create material uncertainty that casts significant doubt upon the entity's ability to continue as a going concern.

9. Related Party Transactions

The Company has entered into an agreement with the Member whereby occupancy expenses such as 100% of rent and utilities are allocated from the Member to the Company. For the period ending March 31, 2021, the Company was charged $452,179 in occupancy expenses.

10. Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure through the date these financial statements were available to be issued. Based upon this evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.

Brasil Plural Securities, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Fiscal Year Ended March 31, 2021

SCHEDULE I

TOTAL SHAREHOLDER's EQUITY QUALIFIED FOR NET CAPITAL	$ 5,656,789
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets	(1,232,430)
Charges	-
TENTATIVE NET CAPITAL	4,424,359
HAIRCUTS:	
Other	(75,326)
NET CAPITAL	$ 4,349,033
AGGREGATE INDEBTEDNESS:	
Account payable and accrued expenses	$ 1,030,730
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required (greater of $250,000 or 6.67% of aggregate indebtedness)	$ 250,000
Excess net capital	$ 4,099,033
Net Capital less greater of 10% aggregate indebtedness or 120% of the minimum requirement	$ 4,049,033
Percentage of aggregate indebtedness to net capital	24%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of March 31, 2021.

Brasil Plural Securities, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities & Exchange Commission

SCHEDULE II

In accordance with the exemptive provisions of SEC Rule 15c3-3, the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

MC

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Brasil Plural Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which (1) Brasil Plural Securities LLC identified the following provisions of 17 C.F.R. § 15c3- 3(k) under which Broker-Dealer, Inc. claimed an exemption from 17 C.F.R. §24 0.15c3-3: under the Non-Covered Firm Provision, and (2) Brasil Plural Securities LLC stated that Brasil Plural Securities LLC met the identified exemption provisions throughout the most recent fiscal year end, without exception. Brasil Plural Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Brasil Plural Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
May 27, 2021

Brasil Plural Securities, LLC

Rule 15c3-3 Exemption Report
March 31, 2021

Brasil Plural Securities, LLC, (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R 240.15c3-3 under the following provisions of 17 C.F.R. 240.15C3-3(k)(ii). The company is a non -carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

(2) The Company claimed an exemption as a Non-Covered Firm for its direct subscription-way sale of mutual funds and variable annuities. The Broker-Dealer (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

(3) The company met the identified exemption provisions throughout the most recent fiscal year without exception.

Brasil Plural Securities, LLC

I, Daniel Pedrosa Sousa, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Chief Compliance Officer